THE GABELLI GO ANYWHERE TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI GO ANYWHERE TRUST

DECLARES SECOND QUARTER DISTRIBUTION OF $0.05 PER SHARE

Rye, NY – May 14, 2021 – The Board of Trustees of The Gabelli Go Anywhere Trust (NYSE American: GGO) (the “Fund”) declared a $0.05 per share cash distribution payable on June 23, 2021 to common shareholders of record on June 16, 2021.

The Fund’s distribution policy is to pay a quarterly distribution of an amount to be determined by the Board of Trustees. If necessary, the Fund will pay an adjusting distribution in December which includes any additional income and net realized capital gains in excess of the quarterly distributions for that year to satisfy the minimum distribution requirements of the Internal Revenue Code for regulated investment companies.

Each quarter, the Board of Trustees reviews the amount of any potential distribution from the income, realized capital gain, or capital available. The Board of Trustees will continue to monitor the Fund’s distribution level, taking into consideration the Fund’s net asset value and the financial market environment. The Fund’s distribution policy is subject to modification by the Board of Trustees at any time, and there can be no guarantee that the policy will continue. The distribution rate should not be considered the dividend yield or total return on an investment in the Fund.

In accordance with the terms of the Fund’s Declaration of Trust, the Fund, not later than 30 days prior to the fifth anniversary of the closing date of the offering (September 15, 2016), will commence a cash tender offer (the “Fifth Anniversary Tender Offer”) for any and all of the common shares at a price per common share determined by the Board of Trustees and expressed as a percentage (but not less than 95%) of the net asset value per common share.

Prior to purchasing common shares tendered pursuant to the Fifth Anniversary Tender Offer, the Fund will, pursuant to the terms of the Series A Cumulative Puttable and Callable Preferred Shares (the “Series A Preferred Shares”), redeem any amount of Series A Preferred Shares necessary to ensure that the Fund will have “asset coverage,” as defined in the Investment Company Act of 1940, of at least 200% for the Series A Preferred Shares after deducting the purchase price for the common shares to be purchased in the Fifth Anniversary Tender Offer.

In addition, the Fund intends, upon notice, to redeem the Series A Preferred Shares at a price equal to the liquidation preference ($40.00) per share plus accumulated but unpaid distributions through the date of redemption.

All or part of the distribution may be treated as long-term capital gain or qualified dividend income (or a combination of both) for individuals, each subject to the maximum federal income tax rate for long term capital gains, which is currently 20% in taxable accounts for individuals (or less depending on an individual’s tax bracket). In addition, certain U.S. shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surcharge on their “net investment income”, which includes dividends received from the Fund and capital gains from the sale or other disposition of shares of the Fund.

If the Fund does not generate sufficient earnings (dividends and interest income, less expenses, and realized net capital gain) equal to or in excess of the aggregate distributions paid by the Fund in a given year, then the amount distributed in excess of the Fund’s earnings would be deemed a return of capital. Since this would be considered a return of a portion of a shareholder’s original investment, it is generally not taxable and would be treated as a reduction in the shareholder’s cost basis.

Long-term capital gains, qualified dividend income, investment company taxable income, and return of capital, if any, will be allocated on a pro-rata basis to all distributions to common shareholders for the year. Based on the accounting records of the Fund currently available, the distributions paid to common shareholders in 2021 would include approximately 2% from net investment income and 98% from net capital gains on a book basis. This does not represent information for tax reporting purposes. The estimated components of each distribution are updated and provided to shareholders of record in a notice accompanying the distribution and are available on our website (www.gabelli.com). The final determination of the sources of all distributions in 2021 will be made after year end and can vary from the quarterly estimates. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the current distribution. All individual shareholders with taxable accounts will receive written notification regarding the components and tax treatment for all 2021 distributions in early 2022 via Form 1099-DIV.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. The solicitation and the offer to purchase common shares of the Fund will be made pursuant to an offer to purchase and related materials that the Fund intends to file with the SEC. At the time the tender offer is commenced, the Fund intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer. The Fund intends to mail these documents to the shareholders of the Fund. These documents will contain important information about the tender offer and shareholders of the Fund are urged to read them carefully when they become available. Investors may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Tender Offer by directing a request to: Gabelli Funds, or by calling (800) 422-3554.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About Gabelli Go Anywhere Trust

The Gabelli Go Anywhere Trust is a non-diversified, closed-end management investment company whose primary investment objective is total return, consisting of capital appreciation and current income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE American: GGO

CUSIP – 36250J109